UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 7)*

Nocopi Technologies, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

655212207
(CUSIP Number)
Tim Eriksen Eriksen Capital Management LLC 8695 Glendale Road Custer, WA 98240 (360) 354-3331
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERIKSEN CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON (see instructions)
IA

*	Percentage calculated based on 67,495,055 shares of common stock, par value $.01 per share, outstanding as of May 3, 2022, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on May 6, 2022.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CEDAR CREEK PARTNERS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14.	TYPE OF REPORTING PERSON (see instructions)
PN

*	Percentage calculated based on 67,495,055 shares of common stock, par value $.01 per share, outstanding as of May 3, 2022, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on May 6, 2022.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIM ERIKSEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON (see instructions)
IN

*	Percentage calculated based on 67,495,055 shares of common stock, par value $.01 per share, outstanding as of May 3, 2022, as reported in the 10-Q of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on May 6, 2022.

Item 1. Security and Issuer

This Schedule 13D/A relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Nocopi Technologies, Inc. (the “Issuer” or “Nocopi”). The address of the issuer is 480 Shoemaker Road, Suite 104, King of Prussia, Pennsylvania 19406.

Item 2. Identity and Background

(a)       This Statement is filed by Tim Eriksen on behalf of Eriksen Capital Management LLC (“ECM”), a registered investment adviser with the State of Washington, and Cedar Creek Partners, LLC (“CCP”). ECM is the managing member of CCP, a private investment partnership, and investment advisor to separately managed accounts. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of his position with ECM, Mr. Eriksen has the sole power to vote and dispose of the Issuer’s Shares owned by CCP.

(b)       The principal business address of Mr. Eriksen, ECM and CCP is 8695 Glendale Road, Custer, WA 98240.

(c)       The principal business of CCP is acquiring, holding and disposing of investments in various companies. The principal business of ECM is serving as the investment manager of CCP and separately managed accounts. The principal occupation of Mr. Eriksen is serving as the sole manager of ECM.

(d)       No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)       Mr. Eriksen is a citizen of the United States. ECM and CCP are both Washington limited liability companies.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On May 23, 2022, Mr. Eriksen, CCP, and ECM (collectively, the “Eriksen Group”) entered into a Standstill Agreement (the “Standstill Agreement”) with Nocopi Technologies, Inc. (“Nocopi”) related to the Eriksen Group’s nomination of Mr. Eriksen as a director of Nocopi and submission of a stockholder proposal related to the declassification of Nocopi’s board of directors (the “Board”), and related proxy statement and associated intention to solicit proxies (the “Eriksen Proxy Solicitation”). Under the Standstill Agreement, the Eriksen Group agreed to certain standstill provisions and to withdraw the Eriksen Proxy Solicitation, and Nocopi agreed to reimburse the Eriksen Group for some of the costs associated with the Eriksen Proxy Solicitation. The following is a summary of the terms of the Standstill Agreement, which does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement, a copy of which is attached as Exhibit 4 hereto.

Under the terms of the Standstill Agreement, the Eriksen Group has agreed to certain standstill restrictions for five years (the “Covered Period”), including restrictions on the Eriksen Group (i) soliciting or granting proxies to vote shares of Nocopi’s common stock, (ii) initiating stockholder proposals for consideration at any meeting of Nocopi’s stockholders, (iii) nominating directors for election to the Board, (iv) seeking the removal of any member of the Board and (v) submitting proposals for or offers of certain Extraordinary Transactions (as defined in the Standstill Agreement) involving Nocopi. In addition, to the extent the Eriksen Group owns any shares of Nocopi’s common stock during the Covered Period, the Eriksen Group has agreed to vote (or grant a proxy to vote) all of its shares of Nocopi’s common stock in favor of (A) the election of directors in accordance with the recommendation of the Board, (B) any stockholder proposals or advisory resolutions in accordance with the recommendation of the Board, and (C) the ratification of the appointment of Nocopi’s auditors.

Additionally, pursuant to the Standstill Agreement, the Eriksen Group agreed not to enter into any transaction or arrangement that would result in the members of the Eriksen Group and the Eriksen Affiliates (as defined in the Standstill Agreement), collectively, owning, controlling or otherwise having any beneficial or other ownership interest in more than five percent (5%) in the aggregate of the outstanding shares of Nocopi at such time without Nocopi’s express prior written approval. Nocopi has agreed to pay the Eriksen Group $75,000 for reimbursement of certain costs associated with the Eriksen Proxy Solicitation.

In addition, in connection with the Standstill Agreement, on May 23, 2022 the Eriksen Group entered into a Share Purchase Term Sheet with Michael S. Liebowitz and MSL 18 Holdings LLC (together, the “MSL 18 Holdings Group”), whereby the MSL18 Holdings Group agreed to purchase all shares of Nocopi beneficially owned by the Eriksen Group for $0.165 per share.

Item 5. Interest in Securities of the Issuer

Item (c) is hereby amended:

(c) The following table sets forth all transactions with respect to the Common Stock effected by Reporting Persons since Amendment No. 6 was filed.

	Date	Shares	Buy/Sell	Price
ECM SMA	5/23/2022	484,484	Sell	0.165
Cedar Creek Partners	5/23/2022	6,886,642	Sell	0.165
Tim Eriksen	5/33/2022	672,886	Sell	0.165
Cindy Eriksen	5/23/2022	35,000	Sell	0.165

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

On May 23, 2022 the Eriksen Group entered into a Standstill Agreement with Nocopi as defined and described in Item 4 above, which is incorporated by reference as Exhibit 4 hereto and incorporated herein by reference. In addition, on May 23, 2022 the Eriksen Group entered into a Share Purchase Term Sheet with the MSL18 Holdings Group as defined and described in Item 4 above, which is incorporated as Exhibit A in Exhibit 4 noted above, and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement*

Exhibit 2	Press Release, dated August 26, 2021*

Exhibit 3	Press Release, dated November 9, 2021*

Exhibit 4	Standstill Agreement, dated May 23, 2022 and Share Purchase Term Sheet, dated May 23, 2022 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed on May 24, 2022, by Nocopi Technologies, Inc.).

* Previously filed.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2022

ERIKSEN CAPITAL MANAGEMENT LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

TIM ERIKSEN

/s/ Tim Eriksen